[LETTERHEAD OF TYCO INTERNATIONAL LTD.]

                      January 12, 2007

Via EDGAR Submission

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

  Re:
  Tyco Internatonal Ltd.
  SEC File No. 001-13836

Ladies and Gentlemen:

        On behalf of Tyco International Ltd., a Bermuda corporation (the "Company"), pursuant to Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, please be advised that the Company filed with the Securities and Exchange Commission at the close of business on January 12, 2007, the Company's Preliminary Proxy Statement on Schedule 14A in connection with the Company's Special General Meeting of stockholders to be held on March 8, 2007. The Company intends to print definitive copies of the Proxy Statement on or about January 22, 2007, and file the definitive Proxy Statement with the Securities and Exchange Commission on or about January 22, 2007.

        Please direct any questions or comments regarding this filing to the undersigned at 609-720-4329

                      Best Regards,

                      /s/ John S. Jenkins, Jr.

                      John S. Jenkins, Jr.